 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Bahash, Robert J. (Last) (First) (Middle) 1221 Avenue of the Americas (Street) New York, NY 10020-1095 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The McGraw-Hill Companies MHP 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 2, 2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           EVP & Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	01/02/2003	M |	15,238.0000 | A | $59.4375		D
Common Stock	01/02/2003	S |	15,238.0000 | D | $61.5900	156,378.0000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Bahash, Robert J. - January 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Options (Right to Buy)	$59.4375	01/02/2003	M |	(D) 15,238.00	05/15/2000 | 01/03/2003	Common Stock - 15,238.00		0.00	D
Options (Right to Buy)	$59.4375				05/15/2000 | 01/02/2004	Common Stock - 15,743.00		15,743.00 (2)	D
Options (Right to Buy)	$59.4375				05/15/2000 | 01/02/2005	Common Stock - 15,685.00		15,685.00 (2)	D
Options (Right to Buy)	$59.4375				05/15/2000 | 01/01/2006	Common Stock - 21,993.00		21,993.00 (2)	D
Options (Right to Buy)	$59.4375				05/15/2000 | 01/01/2007	Common Stock - 19,915.00		19,915.00 (2)	D
Options (Right to Buy)	$36.1875				01/02/1999 (1) | 01/01/2008	Common Stock - 18,500.00		18,500.00 (2)	D
Options (Right to Buy)	$59.4375				05/15/2000 | 01/01/2008	Common Stock - 14,065.00		14,065.00 (2)	D
Options (Right to Buy)	$40.5313				01/01/1999 | 06/30/2008	Common Stock - 2,000.00		2,000.00 (2)	D
Options (Right to Buy)	$59.4375				05/15/2000 | 06/30/2008	Common Stock - 1,611.00		1,611.00 (2)	D
Options (Right to Buy)	$51.6250				01/04/2000 (1) | 01/03/2009	Common Stock - 45,000.00		45,000.00 (2)	D
Options (Right to Buy)	$59.2813				01/03/2001 (1) | 01/02/2010	Common Stock - 48,000.00		48,000.00 (2)	D
Options (Right to Buy)	$59.1300				04/02/2002 (1) | 04/01/2011	Common Stock - 50,000.00		50,000.00 (2)	D
Options (Right to Buy)	$67.7700				04/01/2003 (1) | 03/31/2012	Common Stock - 52,000.00		52,000.00 (2)	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Robert J. Bahash ________________________________ 01-03-2003 ** Signature of Reporting Person Date Page 2 SEC 1474 (3-99)